transglobe energy corporation

Report in Respect of Voting Results Pursuant to Section 11.3 of

National Instrument 51-102 – Continuous Disclosure Obligations

In respect of the annual general and special meeting (the "Meeting") of the holders of common shares of TransGlobe Energy Corporation ("TransGlobe" or the "Company") held on May 13, 2020 the following sets forth a brief description of each matter voted upon at such Meeting and the outcome of the vote:

Description of Matter	Outcome of Vote	Votes For (ballots only)	Votes Against or Withheld (ballots only)
1.Ordinary resolution fixing the number of directors of TransGlobe to be elected at the Meeting at seven (7).	Approved	79.02%	20.98%

2.Ordinary resolution electing the following nominees to serve as directors of TransGlobe for the ensuing year, or until their successors are duly elected or appointed, as more particularly described in the information circular of TransGlobe dated March 27, 2020 (the "Information Circular"):

	Approved
David B. Cook		70.41%	29.59%
Randall C. Neely		81.16%	18.84%
Carol Bell		71.31%	28.69%
Ross G. Clarkson		83.67%	16.33%
Edward D. LaFehr		81.84%	18.16%
Timothy R. Marchant		81.58%	18.42%
Steven W. Sinclair		72.86%	27.14%

3.Ordinary resolution appointing Deloitte LLP, Chartered Professional Accountants, as auditors of TransGlobe for the ensuing year and to authorize the directors of TransGlobe to fix their remuneration as such.

	Approved	Show of hands	Show of hands

4.Advisory resolution accepting the Company's approach to executive compensation, as more particularly described in the Information Circular.	Approved	77.78%	22.22%

5.Ordinary resolution approving certain amendments to By-Law No. 2 of the Company, as more particularly described in the Information Circular.	Approved	90.75%	9.25%

Dated at Calgary, Alberta this 13th day of May, 2020.